OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Gish Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

376360103

(Cusip Number)

S. Craig Tompkins, Director of Business Affairs, Reading International, Inc.
550 South Hope Street, Suite 1825, Los Angeles, California 90071 (213) 235-0540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 376360103

1.	Name of Reporting Person: Reading International, Inc.		I.R.S. Identification Nos. of above persons (entities only): 95-3885184

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 318,174

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 318,174

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,174

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.85%%

14.	Type of Reporting Person (See Instructions): CO

2

Item 1.	Security and Issuer
This Amendment No. 7 relates to the Schedule 13D filed November 25, 1998 in connection with the ownership by Reading International, Inc. (formerly Citadel Holding Corporation) (“Reading”) of the Common Stock, no par value (the “Common Stock”), of Gish Biomedical, Inc., a California corporation (the “Issuer”) whose principal executive offices are located at 22942 Arroyo Vista, Rancho Santa Margarita, California 92688.

Item 3.	Source and Amount of Funds or Other Consideration
Since the date of the last Schedule 13D/A filing of March 26, 2003, Reading has disposed of 56,863 Shares at the aggregate sale price of $74,922.37 inclusive of brokerage commissions, where applicable. Reading has made a decision to over time liquidate its investment in Gish.

Item 4.	Purpose of Transaction

3

Item 5.	Interest in Securities of the Issuer
a) To the best knowledge of Reading, the aggregate amount of securities held by the Reading is 318,174 shares of Common Stock, representing approximately 8.85% of the shares of Common Stock outstanding. The percentage ownership is based upon the total Shares outstanding of 3,592,145 reported in the Company's Form 10-Q for the period ended December 31, 2002

b) All of the shares of Common Stock reported under this Item 5 with respect to Reading are held by Reading, and Reading has the sole power to vote and dispose of the remaining 318,174 Shares in question.

c) Reading has engaged, within the last thirty days, in the following transactions in Common Stock of the Issuer, all of which were effectuated on the Nasdaq National Market.

Transaction Date	Amount Sold/Shares	Sale Price
03-27-03	7,563	1.39
03-27-03	5,000	1.35
03-27-03	10,000	1.33
03-27-03	300	1.36
03-28-03	2,400	1.31
03-28-03	9,200	1.311
03-28-03	3,200	1.32
03-28-03	200	1.323
03-28-03	500	1.33
03-28-03	400	1.36
03-31-03	5,000	1.31
04-01-03	7,000	1.25
04-01-03	6,000	1.27
04-01-03	100	1.29
TOTALS	56,863

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

Dated: April 2, 2003	READING INTERNATIONAL, INC a Nevada corporation

	By:	/s/ S. Craig Tompkins
	Name:	S. Craig Tompkins
	Title:	Executive Vice President Director of Business Affairs

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

5